Exhibit 99.II-1(p)

Dated 22nd March 2007

(1) INVERNESS MEDICAL SWITZERLAND GMBH

(2) BBI HOLDINGS PLC

(3) BERRY SMITH

CONVERTIBLE LOAN AGREEMENT

Berry Smith
Haywood House
Dumfries Place
Cardiff
CF10 3GA

Dated 22.3.07
BK – V8

THIS AGREEMENT is made the          day of                     2007

BETWEEN

(1)       INVERNESS MEDICAL SWITZERLAND GMBH a company incorporated under the laws of Switzerland, having its registered office at Bundeplatz 1, CH-6300 Zug, Switzerland (“Inverness”);

(2)       BBI HOLDINGS PLC (Registered No. 3898291), having its registered office at Golden Gate, Ty Glas Avenue, Cardiff, South Glamorgan, CF14 5DX, Wales (“BBI”); and

(3)       BERRY SMITH whose principal place of business is at Haywood House, Dumfries Place, Cardiff, CF10 3GA (“BS”).

BACKGROUND

(A)      BBI is listed on the Alternative Investment Market of the London Stock Exchange.

(B)      Inverness is prepared to make available Loan Monies to BBI.

(C)      BBI is considering an acquisition of the entire issued share capital of Theratase.

(D)      Inverness is prepared to convert all or part of the Loan Monies to help assist that Acquisition.

(E)       The Parties have entered into the Agreement to set out the arrangements that will apply to the Loan Monies and possible Conversion.

NOW IT IS HEREBY AGREED as follows:

1.        Interpretation

1.1      In this Agreement and in the Schedules the provisions of this Clause shall apply unless the context otherwise requires.

1.2      The following words and expressions shall bear the meanings set opposite them:

“Acquisition”	means the purchase by BBI of the entire issued share capital of Theratase;

“Affiliate”	means any other entity which directly or indirectly Controls, is Controlled by, or is under direct or indirect common Control with the Party concerned from time to time;

“BBI Gold”	means gold colloid and gold conjugate manufactured by BBI;

“BBI Shares”	means ordinary shares of 2.5pence in the share capital of BBI;

“Closing”	means the completion and consummation of the Acquisition (subject to the payment of the cash element of the consideration to the shareholders of Theratase);

“Completion Date”	means the date on which completion of the Conversion takes place;

“Control”

means that a person possesses, directly or indirectly the power to direct or cause the direction of the management or policies of the other person whether through ownership of voting shares, by contract or otherwise and “Controls” and “Controlled” shall be interpreted accordingly;

“Conversion”	means the conversion of all or part of the Loan Monies into BBI Shares in accordance with Clause 5;

“Conversion Rate”	means 144 pence per BBI Share;

“Cost Price”	means, with respect to the BBI Gold, the “cost of goods sold” as calculated in accordance with UK generally accepted accounting principles;

“Directors” or “the Board”	means the directors of BBI from time to time;

“Drawdown Date”	means the date upon which the Loan Monies are transferred to Berry Smith, BBI’s lawyer, in accordance with clause 2.1;

“Exchange Rate”	means the rate of exchange for U.K. pounds sterling to U.S. Dollars on the Drawdown Date, as published in the Wall Street Journal;

“Interest”	means simple interest accruing daily on the amount of the Loan Monies in accordance with clause 2.2

“Loan Monies”	means the sum of £7,500,000 (seven million, five hundred thousand pounds);

“London Stock Exchange”	means the London Stock Exchange Plc;

“Lost Interest Payment”	the payment calculated in accordance with clause 4.2 and paid in accordance with clause 4.3;

“New Shares”

means the aggregate number of BBI Shares allotted and issued to the shareholders of Theratase as part payment for the consideration due in accordance with the Acquisition to those shareholders (for the avoidance of doubt any BBI Shares issued to Inverness as part of the Conversion will not constitute New Shares);

“New Technology”	means the rights the BBI has to platform technology in the point of care arena and technological advances in the molecular field;

“Parties”	means BBI and Inverness and “Party” any one of them;

“the Repayment Date”	means the date on which the Loan Monies (or any part thereof in case of partial Conversion) are repaid to Inverness;

“Theratase”	means Theratase Plc, company number 02815159 whose current registered office is at Trafalgar House, 11/12 Waterloo Place, London, SW1Y 4AU;

Warranties	means the warranties set out in clause 7; and

“Working Day”	any day of the week excluding Saturday and Sunday and bank and public holidays in England and Wales.

1.3      References to any statute or statutory provisions shall be deemed to include any modifications or re-enactment thereof (whether before on or after the date hereof) for the time begin in force and shall include all statutory instruments or orders from time to time made pursuant thereto.

1.4      References to a person shall include references to any individual and his or her personal representatives, a body corporate, a firm and an unincorporated association, a state or agency of a state; references to the singular shall include references to the plural and references to either gender shall include references to both genders.

1.5      References to Clauses are to clauses or sub-clauses of this Agreement.

1.6      Headings, underlinings and the table of contents are included for convenience only and shall not affect the interpretation or construction of this Agreement.

1.7      References to writing shall include any means of reproducing words in a legible and non-transitory form and shall not include words displayed on an electronic or visual display screen.

1.8      References to any form of legal proceedings or remedy in England and Wales shall in respect of other jurisdictions be deemed to include the legal proceeding or remedy which most closely approximates to that in England and Wales.

1.9      The words “includes” and “including” mean includes or including without limitation.

2.             Loan Monies

2.1      Inverness hereby agrees to transfer the Loan Monies to Berry Smith, the lawyers of BBI, within 2 Working Days after the signing of this Agreement. Berry Smith shall hold the Loan Monies in escrow until the Loan Monies are converted into BBI Shares or returned to Inverness in accordance with the terms of this Agreement.

2.2      The Loan Monies shall be deposited by Berry Smith into the interest bearing bank account maintained in the name of, and controlled exclusively by, Berry Smith. Inverness shall send the Loan Monies to the following account:-

Address:	HSBC Bank Plc
13 Dunraven Place Bridgend CF31 1JQ

Sort Code	: 40-13-23
Account Name	: Berry Smith Client Account
Account Number	: 71597892

All Interest earned on the Loan Monies (less any required deduction of any taxation at source) shall be due to Inverness and shall be paid on a monthly basis by Berry Smith direct to Inverness for as long as the Loan Monies remain in the interest bearing account.

2.3      In the event of BBI Closing the Acquisition, subject to the provisions of clause 3.3, the Parties agree that the Loan Monies will be converted into BBI Shares in accordance with the mechanism set out in clause 5.

2.4      The Loan Monies shall not be converted into BBI Shares in any other circumstances except as set out in clause 2.3 above, unless the Parties unanimously agree to the contrary in writing from time to time. In the event of such agreement being reached the Loan Monies will be converted into BBI Shares in accordance with the mechanism set out in clause 5 or any other written agreement between the Parties.

2.5      In the event of all or any of the Loan Monies not being converted into BBI Shares by 30th September 2007 then the amount of the Loan Monies not converted into BBI Shares together with all interest earned thereon shall be promptly returned by Berry Smith to Inverness. Except as set out in clause 3.5, BBI may not repay the Loan Monies to Inverness prior to 30(tn) September 2007 (including, without limitation, in the case of an Event of Default) without first obtaining Inverness’ prior written consent.

2.6      In the event that the Loan Monies are to be repaid to Inverness under this Agreement for any reason, BBI shall make such payment to Inverness in U.S. Dollars, calculated by multiplying the amount of the Loan Monies being repaid by the Exchange Rate.

2.7      The Parties may shorten or extend the time period referred to in clause 2.5 above by unanimous written consent.

2.8      BBI commits that it will not use the Loan Monies for any purpose other than for the purpose of funding the Acquisition without first obtaining Inverness’ prior written consent.

2.9      In the event that at any time after the date hereof and prior to Conversion the BBI Shares are no longer listed for trading on the AIM (or any other stock exchange reasonably acceptable to Inverness), Inverness shall have the right to require by written notice to Berry Smith and BBI immediate return of the Loan Monies (together with all accrued Interest and Lost Interest Payments), in which case the Loan Monies shall no longer be subject to Conversion hereunder.

3.         Conversion

3.1      In the event that the Conversion of the Loan Monies takes place as part of the funding of the Acquisition, then the relevant rate applying to the Conversion will be the Conversion Rate.

3.2      The maximum number of BBI Shares issued to Inverness on a Conversion of Loan Monies into BBI Shares as part of the Acquisition shall not exceed the aggregate number of New Shares issued in accordance with the Acquisition to the shareholders of Theratase. In the event of such a Conversion taking place, any unconverted Loan Monies shall be returned by Berry Smith to Inverness within 14 days of Conversion taking place.

3.3      Each Party acknowledges that the other Parry will incur costs, including, without limitation, professional fees and expenses, as a result of the arrangements referred to in this Agreement and each Party agrees that it will bear its own costs relating to this Agreement and the transactions contemplated by it.

3.4      Inverness acknowledges and agrees that BBI at the time of entering this Agreement has had preliminary discussions with the Board of Directors of Theratase but no agreement has been reached for an acquisition and an agreement may not be forthcoming.

3.5      Inverness acknowledges and agrees that BBI may decide not to proceed with the Acquisition and in particular it is acknowledged that the Acquisition is subject to the results of the due diligence to be undertaken by BBI being satisfactory to BBI and BBI being satisfied with the terms of all documentation relating to the Acquisition and the funding of the Acquisition. In the event BBI decides not to proceed with the Acquisition, it shall immediately notify Berry Smith of such decision, and Berry Smith shall promptly return the Loan Monies, together with all accrued and unpaid Interest, to Inverness.

3.6      For the avoidance of doubt BBI and Inverness agree that any investment by Inverness for BBI Shares in connection with the Acquisition whether by way of Conversion or otherwise will not exceed seven million five hundred thousands pounds (£7.5 million).

4.         Interest

4.1      In consideration of Inverness making available the Loan Monies in addition to the Interest payable to it in accordance with clause 2.2 above Inverness shall also be entitled to receive from BBI the Lost Interest Payment.

4.2      The Lost Interest Payment will be equal to (a) the product of the Loan Monies multiplied by 8.75%, multiplied by the number of calendar days from the Drawdown Date until the earlier of the Completion Date or the Repayment Date, divided by 365, less (b) any Interest paid Inverness.

4.3      The Lost Interest Payment will be paid in one lump sum on the earlier of 7 days after the Completion Date in the event of Conversion taking place or 7 days after the Repayment Date in the event of any Loan Monies being repaid.

5.         Conversion Mechanism

5.1      In the event of BBI proceeding with the Acquisition BBI will provide Inverness with at least 7 days written notice of the Completion Date on which it requires the Conversion as part of the Closing of the Acquisition. In any event the Parties agree that the Completion Date and the Conversion of the Loan Monies into BBI Shares shall not occur prior to, but may occur simultaneously with, the Closing of the Acquisition. When serving this notice BBI shall provide Inverness with written confirmation that the terms of the Acquisition have been agreed (subject to funding) and written confirmation that the remaining funding for the Acquisition has been secured (subject to the financing arrangements being formally concluded as part of the Closing of the Acquisition).

5.2      Inverness confirms that the Conversion will take place on the Completion Date subject to BBI complying with its obligations in that clause 5.1. For the avoidance of doubt the Parties acknowledge mat if BBI complies with clause 5.1 the Conversion will automatically take place without any further consent or approval from Inverness being required.

5.3      In the event of the Parties unanimously agreeing in writing that Conversion will take place other than as part of the Acquisition, the Completion Date shall be agreed in writing by the Parties at that stage. Any such a Conversion shall be at the Conversion Rate unless otherwise agreed to in writing by the Parties.

5.4      On the Completion Date BBI shall procure that all necessary resolutions are passed to deal with the Conversion including the issue and allotment of BBI Shares and BBI shall provide to Inverness the following:-

(a)       certified copies of all resolutions of the Directors relating to the approval of the Conversion and the issue and allotment of the BBI Shares to Inverness;

(b)       an opinion of legal counsel to BBI, in form and substance reasonably satisfactory to Inverness, with respect to the due authorization by BBI of this Agreement and the transactions contemplated hereby, including, without limitation, the valid issuance of the BBI Shares issued to Inverness upon Conversion of the Loan Monies.

5.5      BBI shall procure that share certificates in respect of the BBI Shares registered in the name of Inverness shall be forwarded to Inverness by the Registrars of BBI within 28 days after the Completion Date.

5.6      From time to time BBI shall provide such further information and documentation as Inverness shall reasonably require in connection with the Conversion and the Acquisition.

6.         Repayment on an Event of Default

6.1      Subject to Section 2.5 of this Agreement, the Loans Monies (in so far as they shall have been advanced and not yet converted) plus the accrued Interest and the Lost Interest Payment shall forthwith be repaid in each case, in cash (subject to any withholding or deductions required by law) by BBI to Inverness on the occurrence of an Event of Default.

6.2      An ‘Event of Default’ shall for the purposes of Clause 6.1 mean any of the following:

(a)       BBI presents a petition or has a petition presented by a creditor for its winding up (unless such involuntary petition is being disputed bona fide and is dismissed within 28 days after presentation) or enters into any liquidation (other than for the purposes of a bona fide reconstruction or amalgamation) or calls a meeting of its creditors or has a receiver, administrator or similar office holder appointed over all or any of its undertaking or assets or is deemed to be unable to pay its debts;

(b)       BBI fails to comply with any of the material terms and conditions of this Agreement and fails to rectify such non-compliance (if rectifiable) within 14 Working Days of Inverness giving notice to BBI in writing to do so.

6.3      Any sums payable by BBI to Inverness which are overdue shall bear interest at the rate of 4% over the base rate from time to time of Barclays Bank plc from the date they become due until paid in full.

7.         Warranties

Subject to any matter expressly provided in this Agreement, BBI hereby warrants to Inverness that:-

7.1      BBI has full power and authority to enter into and perform this Agreement and this Agreement constitutes binding obligations on it in accordance with its terms;

7.2      the execution and performance by BBI of its obligations under this Agreement will not:

(a)       result in a breach of any provision of the memorandum or articles of association of BBI; or

(b)       result in a breach of or constitute a default under any agreement, instrument or arrangement, whether binding or not, to which BBI is a party, or any order, judgement or decree of any court or governmental agency which BBI is a party to by which it is bound; or

(c)       result in a breach of the rules or regulations of the London Stock Exchange;

(d)       result in a breach of any law or regulation applying to BBI:

7.3      While any of the Loan Monies are outstanding BBI shall procure that there shall be at all times a sufficient number of authorised but unissued shares in the capital of BBI to enable BBI to facilitate a Conversion of the Loan Monies as envisaged by this Agreement.

7.4      The current authorised and issued share capital of BBI at the date hereof is accurately set out in Schedule 1.

7.5      Any and all BBI Shares issued to Inverness upon Conversion of the Loan Monies shall upon such issuance be duly authorized, validly issued and fully paid and will be issued and delivered by BBI in compliance with all applicable securities laws. From and after such issuance, such BBI Shares issued to Inverness shall at all times remain listed on the AIM for as long as BBI remains listed on AIM and be freely tradable by Inverness on the AIM in accordance with the rules and regulations applying to AIM without any additional limitations or restrictions on sale or transfer which apply solely to the BBI shares issued to Inverness and not to other BBI shares.

8.         No Partnership

Nothing in this Agreement shall be read or construed so as to constitute the relationship of principal and agent or of partnership between BBI and Inverness. Neither BBI nor Inverness may pledge or purport to pledge the credit of the other or make or purport to make any representations, warranties or undertakings for the other.

9.         Confidentiality

Each Party agrees with the other Party that it will keep the existence of this Agreement and its terms confidential and will not issue any press release or announcement relating to this Agreement or its terms or make any statements relating to it except as required by law, the rules and regulations of the London Stock Exchange or any other stock exchange governing either of the Parties and save as is necessary to be disclosed by BBI for the purpose of the Acquisition or the funding of that Acquisition. In addition, Inverness may disclose this Agreement and the terms hereof to its lenders.

10.       Supply of BBI Gold

For the next five years from the date of this Agreement, BBI commits to supply Inverness and its Affiliates with their requirement of BBI Gold, if and as Inverness and its Affiliates may request from time to time, at a price equivalent to 120% of the Cost Price of the BBI Gold. The Parties may also elect to enter into a mutually agreeable supply agreement containing such other commercially reasonable terms concerning the supply of BBI Gold as the Parties may agree.

11.       New Technology

In consideration of Inverness entering into this Agreement, BBI and Inverness will in good faith conduct negotiations and work together to review, assess and agree upon ways in which they can co-operate in respect of the New Technology which will include arrangements for Inverness to have access to and be able to exploit the New Technology on such commercially reasonable terms as the Parties may agree. If the Parties are not able to reach an agreement for Inverness to have access to the New Technology, including with respect to Inverness receiving licenses for the New Technology, on a timely basis, then the Parties agree to submit to arbitration as set forth in Section 16.1 of this Agreement.

12.       Further Assurance

12.1    Notwithstanding execution of this Agreement BBI shall do all necessary acts within its power for effectively performing its obligations under this Agreement (at the expense of BBI) and shall procure the convening of all such meetings and the giving or passing of all such waivers and shall do or procure all such other acts and things as shall be necessary to give effect to the provisions of this Agreement.

12.2    Notwithstanding execution of this Agreement Inverness shall do all necessary acts within its power for effectively performing its obligations under this Agreement (at the expense of Inverness) and shall do or procure all such acts and things as shall be necessary to give effect to the provisions of this Agreement.

13.       Continuing Obligations and Assignments

13.1    Each of the obligations undertaken by BBI and Inverness pursuant to this Agreement excluding any obligation fully performed at Conversion shall continue in full force and effect notwithstanding Conversion taking place.

13.2    None of the rights or obligations hereunder may be assigned or transferred to any other person; provided, however, that the consent of BBI shall not be required for: (a) an assignment by Inverness of any or all of its rights (but not obligations) hereunder to any one or more of its lenders, including a pledge by Inverness of BBI Shares to one or more of its lenders; (b) an assignment by Inverness of this Agreement and its rights and obligations hereunder to any one or more of its Affiliates, provided that Inverness remains liable and responsible for such fulfillment by such Affiliate or Affiliates; and (c) an assignment by Inverness of this Agreement and its rights and obligations hereunder in connection with the sale, however effected (whether through a merger, sale of stock, sale of all or substantially all of the assets, or a similar business combination) of all or substantially all of the stock or assets of Inverness or one of its Affiliates, provided that the acquirer agrees in writing to assume and fulfill the obligations of Inverness under this Agreement.

14.       Miscellaneous Provisions

14.1    Save for the Warranties set out in this Agreement, in entering into this Agreement, no Party may rely on any representation, warranty, collateral contract, undertaking or other assurance made by or on behalf of any other Party before the signature of this Agreement and each of the Parties irrevocably and unconditionally waives all rights and remedies which, but for this Clause, might otherwise be available to it in respect of any such representation, warranty, collateral contract, undertaking or other assurance; provided that nothing in this Clause shall limit or exclude any liability for fraud.

14.2    No variation of this Agreement shall be effective unless it is recorded in writing and signed by or on behalf of each of the Parties.

14.3    No waiver by a Party of any of its rights arising under or pursuant to this Agreement shall be effective unless such waiver shall be made in writing and signed by or on behalf of the Party granting such waiver, and any waiver shall relate to its particular subject matter and shall not be deemed to relate to any other provision or breach of this Agreement.

14.4    No delay in exercising or failure to exercise any right arising under or pursuant to this Agreement by a Party shall be deemed to be a waiver of any such right.

14.5    This Agreement may be executed in two or more documents in the same form and execution by all of the Parties of at least one of such documents will constitute due execution of this Agreement.

15.       Notices

15.1    Any notice or other document to be given hereunder shall be delivered by hand or sent by first class post within the United Kingdom or by reputable international courier outside the United Kingdom to the Party to be served at that Party’s address appearing in this Agreement or such other address as that Party shall notify in accordance with this Clause 15.

15.2    Any such notice or document shall be deemed to have been served:

(a)       if delivered by hand at the time of delivery, or

(b)       if posted at the expiration of forty-eight hours after the envelope containing the same shall have been put into the post if posting to an address within the United Kingdom; or

(c)       if sent by courier forty eight hours after delivery to the courier costs prepaid;

and in proving such service it shall be sufficient to prove that delivery was made or that the envelope containing such notice or document was properly addressed and posted as a prepaid first class letter or that the same was properly addressed and delivered to the courier costs prepaid.

15.3    The address for the service of notices for each Party are set out below:

(a)	Name: For the attention of: Address:	BBI Holdings Plc Julian Baines Golden Gate, Ty Glas Avenue, Cardiff, CF14 5DX

(b)	Name: For the attention of: Address:	Inverness Medical Switzerland GMBH General Counsel Inverness C/o Inverness Medical Innovations Inc 51 Sawyer Road, Suite 200 Waltham MA 02453 USA

With a copy to:
William R. Kolb, Esq.
Foley Hoag LLP
155 Seaport Blvd.
Boston, Massachusetts 02210
USA

16.       Law: Arbitration

16.1    This Agreement shall be governed by and construed in accordance with English law. The Parties agree that, in the event of a dispute under this Agreement (including an inability to reach an agreement on commercially reasonable terms under Section 10 or Section 11 of this Agreement), either Party may require by written notice to the other that the dispute be resolved by arbitration (the “Arbitration Notice”). The Arbitration Notice shall state specifically the nature of the dispute. The arbitration shall take place in London, England and shall be governed by the rules of the ICC International Court of Arbitration. The arbitration shall take place on such date and time as the Parties agree, but in no event more than 30 calendar days from the date of the Arbitration Notice. The arbitration shall be heard by a single arbitrator selected by the Parties from a list of potential arbitrators offered by the ICC International Court of Arbitration (or if the Patties cannot agree on an arbitrator, such arbitrator shall be selected from the list by the ICC International Court of Arbitration). Each Party shall present its position on the matter in dispute that is the subject to the arbitration to the arbitrator in a hearing that lasts no more than a day (for purposes of clarity, such hearing shall occur no later than 30 calendar days from the date of the Arbitration Notice). The arbitrator shall choose which Party’s position he believes is the more reasonable position and shall not select an alternative position that is not presented by a Party. The arbitrator shall make his decision and communicate it to the Parties within 5 Working Days of the hearing. Each Party shall be responsible for its own costs and expenses for the arbitration and the Parties shall split equally the fees of the arbitrator and the ICC International Court of Arbitration. The arbitrator’s decision shall be binding on the Parties and may be enforced in an appropriate court, including in the English courts, provided that if the decision involves the terms of Inverness’ access to the New Technology under Section 11 of this Agreement (including the terms of any license of the New Technology by Inverness), Inverness shall have the option either to (a) accept the arbitrator’s decision or (b) reject the arbitrator’s decision, in which case it will not have a license to such New Technology. The Parties acknowledge that the foregoing arbitration procedure is the exclusive means for resolving disputes between the Parties under this Agreement.

16.2    Any proceedings may be served by any Party at the other Parties’ addresses for service in Clause 15.3.

IN WITNESS of which the parties have each signed this Agreement and have delivered it upon dating it

SCHEDULE 1

The authorised share capital of BBI is £2,500,000 made up of 100,000,000 Ordinary Shares with a nominal value of 2.5p each.

The issued share capital of BBI is £668,508.33 made up of 26,740,333 Ordinary Shares with a nominal value of 2.5p each.

SIGNED by Julian Baines	)
for and on behalf of BBI HOLDINGS Plc	)	/s/ Julian H. Baines

SIGNED by	)
for and on behalf of	)
INVERNESS MEDICAL SWITZERLAND GMBH	)
Acting by its General Partner	)

SIGNED by [Illegible]	)
BERRY SMITH, in its capacity as escrow agent	)	/s/ [Illegible]
With respect to clauses 2 and 3 hereof only	)

SIGNED by	)
for and on behalf of BBI HOLDINGS Plc	)

SIGNED by Paul Hempel	)
for and on behalf of	)	/s/ Paul Hempel
INVERNESS MEDICAL SWITZERLAND GMBH	)
Acting by its General Partner	)

SIGNED by	)
BERRY SMITH, in its capacity as escrow agent	)
With respect to clauses 2 and 3 hereof only	)